February 13, 2020

Michael Porter
Senior Vice President and Chief Financial Officer iMedia Brands, Inc.
6740 Shady Oak Road
Eden Prairie, MN 55344-3433

       Re: iMedia Brands, Inc.
           Form 10-K for the Fiscal Year Ended February 2, 2019
           Filed March 29, 2019
           File No. 001-37495

Dear Mr. Porter:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services